October 30, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:

Re: Dito, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 9, 2020
CIK No. 0001816906

Ladies and Gentlemen:

Set forth below, on behalf of our client Dito, Inc. (the "Company"), we are transmitting for your review the Company's response to comment received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 23, 2020 (the "Comment Letter"), with respect to the Company's Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on October 9, 2020 (the "Registration Statement").

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business Page, page 38

1. We note your responses to prior comments 6 and 7 regarding the status and development cycle of your software platform. We note that you have no employees and one consultant. Please clarify who provided the software development work since you acquired the Gametech assets in 2018 through Dito-UK and the administration proceeding. Further, please clarify the status of your software platform and how you expect to monetize the software platform. It is unclear whether the software platform is ready for market or if it needs further development to bring it to market.

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032
217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission October 30, 2020 Page 2

Response: The Company acknowledges the comment by Staff and advises that, since acquiring the Gametech assets in 2018, the software development work has been completed by a small number of external software developers. The Company's consolidated statements to June 2020, show software development costs totaling $126,394 (Six months to June 2020 - $4,791, year ended December 2019 - $102,981, and year ended December 2018 $18,622).

The Company confirms that its software platform is now fully operational and ready for market. No further development is necessary for monetization. As the Company indicates in the Registration Statement the business model for monetization is focused on licensing the software platform to gaming operators and developers. The Company is currently in negotiation with a significant land-based casino operator to license its software. The business model used in the Company's industry is to split the generated revenues between the operator and software provider, the deal currently being negotiated is a 60/40 split in the Company's favor. The Company is also in the early stages of negotiating similar deals with other land-based casino operators.

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031.  You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc: Jason Drummond, Chief Executive Officer

Dito, Inc.

2	www.nauth.com